VIA EDGAR SUBMISSION

November 21, 2016
Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hanesbrands Inc.
Form 10-K for the fiscal year ended January 2, 2016
Filed February 5, 2016
File No. 001-32891

Dear Mr. Arakawa:

On behalf of Hanesbrands Inc., a Maryland corporation (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated November 9, 2016 relating to the Company’s Form 10-K for the fiscal year ended January 2, 2016 (the “2015 Form 10-K”), which was filed with the Commission on February 5, 2016.

For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Item 7. Management’s Discussion and Analysis
Undistributed Earnings from Foreign Subsidiaries, page 38

1.
You disclose that you have $319 million of cash and cash equivalents held by foreign subsidiaries whose undistributed earnings are considered permanently reinvested which appears to be substantially all of the cash and cash equivalents reported on your consolidated balance sheet as of January 2, 2016. You also state that you believe that you have sufficient other sources of liquidity to support your assertion that the undistributed earnings in your foreign subsidiaries are considered permanently reinvested. Please expand your discussion to describe the other sources of liquidity that support your assertion.

Response

The Company respectfully acknowledges the Staff’s comment. The Company will revise its disclosure in future filings within management’s discussion and analysis to include language similar to the following:

Our primary sources of liquidity are cash generated from global operations and cash available under our $1 billion Revolving Loan Facility, our $275 million Accounts Receivable Securitization Facility and our international loan facilities. Because we are a global company with diversified international operations, a significant portion of our revenues are generated by foreign subsidiaries whose associated earnings are expected to be permanently reinvested abroad. As of January 2, 2016, substantially all of the $319 million of cash and cash equivalents on our consolidated balance sheet was held by foreign subsidiaries. Given the substantial nature of our foreign operations, we are able to use these undistributed foreign earnings abroad to fund capital expenditures and debt service costs for our international businesses. We also plan to use these undistributed earnings to fund future foreign acquisitions. Our domestic operations, together with the Revolving Loan Facility and the Accounts Receivable Securitization facility, provide sufficient cash flow to fund our cash needs domestically. Cash residing offshore is generally not needed to fund domestic cash needs. As of January 2, 2016, we had $921 million of borrowing availability under the Revolving Loan Facility, $80 million of borrowing availability under the Accounts Receivable Securitization Facility and $110 million of short-term borrowing availability under our international loan facilities.

Notes to Consolidated Financial Statements
Note 17. Income Taxes, page F-36

2.
We note that you attribute over 94% of your income before taxes to your foreign subsidiaries and that your reconciliation of your effective tax rate includes a significant reconciling item related to tax differentials between foreign and U.S. statutory rates. Please tell us and expand your disclosure in management’s discussion and analysis to further describe the tax jurisdictions where your foreign earnings are derived, their respective statutory tax rates and any expectations about trends in these jurisdictions that may impact your current or future tax expense.

Response

We will expand our disclosure in management’s discussion and analysis in future filings to improve our comments on how our effective tax rate would be affected by different statutory rates in countries where we operate. The revised discussion, if it had been included in management’s discussion and analysis in the 2015 10-K, would have included the following:

As a global company, we are subject to income taxes and file income tax returns in more than 100 U.S. and foreign jurisdictions each year. Almost every foreign jurisdiction in which we operate has a lower effective income tax rate than the U.S. For the year ended January 2, 2016, a substantial majority of our foreign income was attributable to earnings in the Dominican Republic, El Salvador, Thailand and Hong Kong. The relatively lower effective tax rates in these jurisdictions as a result of favorable local tax regimes and various free trade zone agreements significantly reduced our consolidated effective tax rate.

While we are not currently aware of any material trends in these jurisdictions that are likely to impact our current or future tax expense, our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower effective tax rates and higher than anticipated in countries where we have higher effective tax rates, or by changes in tax laws or regulations. We regularly assess any significant exposure associated with increases in tax rates in international jurisdictions and adjustments are made as events occur that warrant adjustment to our tax provisions. See “Risk Factors - We have a complex multinational tax structure, and changes in effective tax rates or adverse outcomes resulting from examination of our income tax returns could impact our capital deployment strategy and adversely affect our results.”

* * * * *

We appreciate the Staff’s time and attention. I am available to discuss with you any of the above comments and our responses. I may be reached at 336-519-4332.

Sincerely,

/s/ Richard D. Moss

Richard D. Moss
Chief Financial Officer

cc:	Myra Moosariparambil, SEC Staff Accountant
Gerald W. Evans, Jr., Chief Executive Officer
Joia M. Johnson, Chief Administrative Officer, General Counsel and Secretary